EXHIBIT 2

JOINT FILING AGREEMENT

By this Agreement, the undersigned agree that this Statement on Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Syneron Medical Ltd. is being filed on behalf of each of us.

December 22, 2011

European High-Tech Capital S.A. /s/ Michal Drayman By: Michal Drayman Title: Director

Dr. Shimon Eckhouse /s/ Shimon Eckhouse Mrs. Musia Eckhouse /s/ Musia Eckhouse